WiMi Hologram Cloud Inc.

Room#1508, 4th Building, Zhubang 2000 Business Center

No. 97, Balizhuang Xili
Chaoyang District, Beijing
The People’s Republic of China, 100020
Tel: +86-10-5338-4913

December 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	WiMi Hologram Cloud Inc.
Registration Statement on Form F-3 Filed August 26, 2024 File No. 333-281416

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3 be accelerated so that it will be made effective at 12 p.m. Eastern Time on December 30, 2024, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Yours truly,

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive Officer